

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2012

Via E-mail
Mr. Gregory C. Brown
Executive Vice President and General Counsel
PCEC (GP) LLC
515 South Flowers St., Suite 4800
Los Angeles, California 90071

> **Re:** **Pacific Coast Oil Trust**
> **Pacific Coast Energy Company LP**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed April 6, 2012**
> **File No. 333-178928**

Dear Mr. Brown:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any further amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1, Amendment No. 4, filed April 6, 2012

General

1.   We note your response to prior comment 1 from our letter dated March 30, 2012. Please revise your disclosure to include this information in your registration statement.

Exhibits

2.   Please file an opinion as to the validity of the trust units under the Trust Agreement as authorized, executed and delivered by Pacific Coast Energy Company LP, as Trustor. In this regard, we note that the opinion of Richards, Layton & Fingers P.A. filed as exhibit 5.1 appears limited to Pacific Coast Oil Trust.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sandy Eisen at (202) 551-3864 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have any questions regarding comments on the financial statements and related matters or Ronald Winfrey at (202) 551-3704 if you have questions regarding the engineering comments. Please contact Kevin Dougherty at (202) 551-3271, or the undersigned at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: <u>Via E-mail</u>
       Sean T. Wheeler
       Latham & Watkins LLP